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                                                                     EXHIBIT 8.1
                                                                     -----------
                                DRAFT OPINION

                          THOMPSON, HINE AND FLORY



                              ____________, 1995



The Duriron Company, Inc.
3100 Research Blvd.
P. O. Box 8820
Dayton, Ohio  45401-8820

Durametallic Corporation
2100 Factory Street
Kalamazoo, Michigan 49001


Ladies and Gentlemen:

  You have requested our opinion with respect to certain of the Federal income tax consequences of a proposed merger (the "Merger") pursuant to Ohio law, in which Durametallic Corporation ("Durametallic"), a Michigan corporation, will become a wholly-owned subsidiary of The Duriron Company, Inc. ("Duriron"), a New York corporation.

  This opinion discusses only the principal federal income tax consequences that are expected to apply to United States persons (e.g., citizens of the United States, trusts and domestic corporations). It does not discuss the special tax consequences that might apply to shareholders entitled to special treatment under the Code (such as foreign persons, tax-exempt organizations, retirement plans, life insurance companies, regulated investment companies and S corporations) or to shareholders who acquired their shares as compensation through the exercise of stock options or the vesting of restricted shares.
This opinion letter does not address state, local and foreign tax consequences.

  The following opinion should not be considered as a substitute for an individual analysis of the tax consequences of the Merger to each Durametallic shareholder. Durametallic shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Merger transaction.
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  Durametallic is engaged in the design, manufacture and marketing of mechanical seals and sealing systems used primarily in process pumps, compression and mixing equipment, and is a manufacturer of specialty welded bellows products used in the aerospace vacuum and electronics industries.

  Duriron is engaged in the design, manufacture and marketing of fluid movement and control equipment, primarily pumps and valves (and associated automation equipment), for industries that utilize corrosive liquids and gases in manufacturing processes. Duriron specializes in the development of precision-engineered equipment that is capable of withstanding the severely deteriorating effects associated with the flow of acids, chemical solutions, slurries and gases. As of ___________, 1995, Duriron has (a) __________ voting common shares authorized, of which ___________ shares were issued and outstanding, and (b) 1,000,000 preferred shares authorized, none of which are issued and outstanding.

  The management of Durametallic and Duriron have concluded that the best interests of both corporations and the respective shareholders would be served by the Merger. The Merger will combine the seals manufactured by Durametallic with the pumps manufactured by Duriron. The resulting product synergy will increase quality control and enhance customer satisfaction. Accordingly, the merger will allow Duriron to compete more effectively for a broader range of opportunities.

  The Merger will be effected pursuant to an Agreement and Plan of Merger (the "Plan of Merger") dated September 11, 1995 among Durametallic, Duriron, and Wolverine Subsidiary Corp. ("Merger Sub"), a Michigan corporation, which is a wholly-owned subsidiary of Duriron. Pursuant to the Plan of Merger, (1) Merger Sub will be merged into Durametallic, (2) Durametallic will be the surviving corporation in the Merger, (3) Durametallic Common Shares will be converted into voting shares of Duriron Common Stock and (4) Merger Sub shares will be converted into Durametallic Common Shares. As a result of the Merger, Durametallic will become a wholly-owned subsidiary of Duriron, and the shareholders of Durametallic will become shareholders of Duriron.

  [Pursuant to the Merger, it is expected that at least 95 percent of each of the issued and outstanding Durametallic Common Shares immediately prior to the Plan of Merger will be converted into shares of Duriron Common Stock. It is expected that the number of Durametallic Common Shares as to which dissenters' right will be asserted will not exceed 5 percent of the outstanding Durametallic Common Shares immediately prior to the Plan of Merger.]

  The Plan of Merger has been approved by the Board of Directors and shareholders of Durametallic, Duriron and Merger Sub.

  Pursuant to the Plan of Merger, the outstanding nonqualified stock options to purchase Durametallic Common Shares are converted to nonqualified stock options to purchase
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shares of Duriron Common Stock.  With respect to the nonqualified options on shares of Duriron Common Stock granted in the conversion, (1) such options have the same terms as the outstanding nonqualified options to purchase Durametallic Common Shares, (2) such options are granted based on the same conversion ratio used to convert the Durametallic Common Shares into shares of Duriron Common Stock pursuant to the Plan of Merger and (3) the excess of the aggregate fair market value of the shares of Duriron Common Stock subject to options that are granted in the conversion over the aggregate option price of such options is equal to the aggregate fair market value of the Durametallic Common Shares subject to options immediately before the conversion over the aggregate option price of such options.

  We have examined copies conforming to the executed originals of the Plan of Merger and have made such examinations of law and fact as we have deemed necessary for purposes of this opinion.

  In addition, we have received representations that have allowed us to reach the following conclusions:

    (1)  A valid business purpose is present to execute the Merger.

    (2) The managements of Durametallic and Duriron believe that the aggregate fair market value of the Durametallic Common Shares to be converted into shares of Duriron Common Stock are approximately equal to the aggregate fair market value of such shares of Duriron Common Stock.

    (3) The shareholders of Durametallic who will have their Durametallic Common Shares converted into shares of Duriron Common Stock are the "historic shareholders" of Durametallic.

    (4) Neither Duriron nor Durametallic has any knowledge of a plan or intention by the shareholders of Durametallic to sell, exchange, or otherwise dispose of a number of shares of Duriron Common Stock which they will receive in the Merger that would reduce the Durametallic shareholders' aggregate ownership of shares of Duriron Common Stock to a number of shares having a value of less than 50 percent of the aggregate value of all the Durametallic Common Shares immediately prior to the transaction.
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    (5)  Merger Sub was formed solely to effectuate the Merger and will not own any assets (other than minimal cash) or have any liabilities prior to the Merger.

    (6) Prior to the Merger, Duriron will own Merger Sub shares constituting at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of Merger Sub.

    (7) Pursuant to the Merger, the shareholders of Durametallic will have Durametallic Common Shares representing control (i.e., at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of Durametallic) of Durametallic converted to voting shares of Duriron Common Stock.

    (8) Durametallic has no plan or intention to issue additional shares that would cause the Durametallic Common Shares owned by Duriron after the Merger to be reduced to less than 80 percent of the total combined voting power of all classes of stock entitled to vote or less than 80 percent of the total number of shares of all other classes of stock of Durametallic.

    (9) At the time of the Merger, Durametallic will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire shares in Durametallic that, if exercised or converted, would affect Duriron's acquisition or retention of control of Durametallic, as defined in Code Section 368(c).

    (10) Duriron has no plan or intention to reacquire any of the shares of Duriron Common Stock issued to the shareholders of Durametallic in the Merger.

    (11) Duriron has no plan or intention to sell or otherwise dispose of the Durametallic Common Shares.

    (12) Except for the Merger of Merger Sub into Durametallic, Duriron has no plan or intention to liquidate Durametallic or to merge Durametallic with or into another corporation.
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    (13)  Following the Merger, Durametallic will (a) own assets having a net fair market value equal to at least 90 percent of the net fair market value of the assets owned by Durametallic immediately prior to the Merger and
  (b) own assets having a gross fair market value equal to at least 70 percent of the gross value of the assets owned by Durametallic immediately prior to the Merger.

    (14) Following the Merger, Durametallic will continue its historic business or use its historic assets in a business enterprise in satisfaction of the continuity of business enterprise requirement of Section 1.368-1(d) of the Treasury Department Federal Income Tax Regulations.

    (15) Durametallic has no plan or intention to sell, dispose of or otherwise transfer any of the assets of Durametallic, other than dispositions made in the ordinary course of business.

    (16) There is no indebtedness existing between Duriron and Durametallic that will be issued or acquired, or will be settled at a discount.

    (17) Duriron does not own, nor has it owned during the five years preceding the Merger, Durametallic Common Shares.

    (18) Neither Duriron nor Durametallic is an investment company within the meaning of Code Sections 368(a)(2)(F)(iii) and (iv).

    (19) On the effective date of the Merger, the fair market value of Durametallic's assets will exceed the sum of its liabilities.

    (20) Any cash paid to Durametallic shareholders in lieu of fractional shares of Durametallic will be for the purpose of saving Duriron the expense and inconvenience of issuing and transferring fractional shares of Duriron and does not represent separately bargained-for consideration.

    (21) Durametallic is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

    (22) The nonqualified stock options to purchase shares of Duriron Common Stock granted in substitution of the nonqualified stock
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  options to purchase Durametallic Common Shares pursuant to the Plan of
  Merger do not have a "readily ascertainable fair market value" within the meaning of Section 1.83-7 of the Treasury Department Federal Income Tax Regulations.

    (23) There are no outstanding stock options to purchase Durametallic Common Shares that qualify as incentive stock options within the meaning of Code
  Section 422A.

  Although we have not independently verified each representation which allowed us to reach the above conclusions, we are not aware of any inaccuracy in any such representation.

  Based on the foregoing conclusions and contract documents, and our examination of the present provisions of the Code, proposed, temporary and final Treasury Department Regulations, and published judicial and administrative decisions through __________, it is our opinion that:

    (1) The Merger constitutes a "reorganization" within the meaning of Code Sections 368(a)(1)(A) and 368(a)(2)(E), and Durametallic, Merger Sub and Duriron are parties to such reorganization.

    (2) Except for cash received in lieu of fractional shares of Duriron Common Stock, any Durametallic shareholder whose Durametallic Common Shares are converted solely into common shares of Duriron pursuant to the Merger does not recognize gain or loss.

    (3) No gain or loss is recognized by Durametallic on the merger of Merger Sub into Durametallic pursuant to the Plan of Merger.

    (4) No gain or loss is recognized by Duriron in connection with the conversion of the Merger Sub shares into Durametallic Common Shares or the conversion of the Durametallic Common Shares into shares of Duriron Common Stock pursuant to the Merger.

    (5) No gain or loss is recognized by Merger Sub on its Merger into Durametallic pursuant to the Plan of Merger.

    (6) The aggregate tax basis of the shares of Duriron Common Stock to be received by a holder of Durametallic Common Shares is the same as the aggregate tax basis of the Durametallic Common Shares to be converted in exchange therefor.
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    (7)  The holding period of the common shares of Duriron Common Stock to be received by the Durametallic shareholders (including fractional share interests deemed received) includes the holding period during which the Durametallic Common Shares were held, provided such Durametallic Common Shares were held as a capital asset on the date of the exchange.

    (8) Any cash received by a shareholder of Durametallic in lieu of a fractional share of Duriron Common Stock is treated as if a fractional share is distributed as part of the exchange and a cash distribution is received in redemption of such fractional share qualifying for capital gain treatment, provided that the Durametallic Common Shares exchanged were held as a capital asset on the date of the exchange.

    [(9) Any cash received by the dissenting shareholders of Durametallic is treated as received in a taxable distribution in redemption of their shares of Durametallic and is subject to Code Section 302.]

    (10) Duriron's tax basis in the Durametallic Common Shares immediately following the Plan of Merger is an amount equal to either (a) the cash and tax basis of assets held by Durametallic immediately following the Merger less Durametallic's
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  outstanding liabilities immediately following the Merger or (b) the tax basis of the Durametallic Common Shares transferred pursuant to the Merger, as provided in Section 1.358-6(c) of the Treasury Department Proposed Federal Income Tax Regulations.

    If the liabilities of Durametallic immediately following the Merger exceed the cash and tax basis of the assets held by Durametallic immediately following the Merger and the approach in (a) of this paragraph (10) is used to determine Duriron's tax basis in the Durametallic Common Shares, Proposed Federal Income Tax Regulations provide that the tax basis of the Durametallic Common Shares held by Duriron immediately following the Merger is a negative number (i.e., an excess loss account is established) equal to such excess. The section of the applicable Proposed Federal Income Tax Regulations on this point is effective only if the Merger occurs after such regulations are issued in final form.

    (11) No gain or loss is recognized by the holders of nonqualified stock options to purchase Durametallic Common Shares upon the conversion of such options into nonqualified options to purchase shares of Duriron Common Stock.

  Our opinion that the Merger will qualify as a tax-free reorganization is based on the position that the Durametallic shareholders will (a) be treated as the "historic shareholders" of Durametallic and (b) retain a "continuing interest" in Duriron through the ownership of shares of Duriron Common Stock. In order for the Plan of Merger to qualify as a tax-free reorganization, both of these component parts of the continuity of interest requirement must be met.

  The historic shareholder component requires that Durametallic shareholders who participate in the Plan of Merger have held their interest in Durametallic Common Shares for a substantial period of time prior to the execution of the Plan of Merger. The continuing interest component as applied by the Internal Revenue Service requires that the historic Durametallic shareholders as a group receive shares of Duriron Common Stock which are equal in value to at least 50 percent of the value of the outstanding Durametallic Common Shares immediately prior to the Merger and that such shares of Duriron Common Stock will be retained by the former historic Durametallic shareholders for a significant period of time.

  We base our opinion with respect to the continuity of interest requirement on the representation of Durametallic that over 50 percent of the total outstanding Durametallic Common Shares have been held by the same Durametallic shareholders for the five-year period preceding the Merger and the representation of Durametallic and Duriron that they have no knowledge of any plan or intention by the Durametallic shareholders to sell or otherwise
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dispose of shares of Duriron Common Stock.  We have not requested a representation to this effect from the approximately 250 shareholders of Durametallic.

  The Internal Revenue Service has not issued specific guidance as to how to apply the continuity of interest requirement in a situation where the shares of a corporation, like Durametallic, are held by many shareholders each holding a relatively small interest. Our opinion is based on the premise that the Durametallic shareholders will act in a manner consistent with the representations given by Durametallic and Duriron with respect to the continuity of interest requirement.

  Further, we note that Proposed Federal Income Tax Regulations (issued December 22, 1994) supports our opinion with respect to Duriron's tax basis in the shares of Durametallic following the Merger (Opinion No. 10). However, the underlying regulation has been issued only in proposed form and might be different when issued in final form.

  Although we are confident of our opinions, our opinions represent only our legal conclusions and are not binding upon the Internal Revenue Service.

                                             Very truly yours,



                                             Thompson, Hine and Flory